Exhibit 99.1

                                  RISK FACTORS

Because we have a very short operating history, we may not be able to manage our business successfully or achieve consistent profitability.

      ISI began commercial operations in November 1997. Because of this very limited operating history, there are no meaningful financial results that you can use to evaluate the merits of making an investment in our company. Accordingly, you must make your investment decisions based on our business prospects. We may not be able to grow our business as planned or ever become a consistently profitable business. Our business prospects are subject to all the risks, expenses and uncertainties encountered by any new company. Our limited operating history makes it difficult to evaluate our proprietary technologies, as well as the likelihood of regulatory approval, commercial viability, and market acceptance of our potential products.

We have a history of operating losses; we expect to continue to incur losses and we may never be profitable.

      As of March 31, 2001, we had an accumulated deficit of approximately $1,473,000. For the year ended December 31, 2000, we had a net loss of approximately $926,000. These losses have resulted principally from costs incurred to support the clinical research relating to our nuclear pharmaceutical technologies being performed by the medical groups that we manage, from increases in professional fees associated with our status as a publicly held entity and costs incurred in the submission of a registration statement to the Securities and Exchange Commission. We expect that our operating losses will continue to increase significantly as the research relating to our nuclear pharmaceutical technologies increases.

      Our ability to achieve future profitability is dependent upon obtaining regulatory approvals for our nuclear pharmaceutical technologies and successfully commercializing the technologies alone or with third parties. However, our operations may not be profitable even if we are able to commercialize the nuclear pharmaceutical technologies.

We depend on management and license fees from the two medical groups we manage.

      Currently, all of our operating revenues are derived from the management and license fees we receive from the two medical groups we manage. One of these groups, Stanley E. Order, M.D., P.C., provided us with approximately 78% of our revenues for the year ended December 31, 2000 and the quarter ended March 31, 2001. If either of these groups fails or terminates its management/license agreements with us, we may lose a significant source of operating revenues and our ability to develop our nuclear pharmaceutical technologies may be delayed or even curtailed.

Our success or failure will depend on the efforts of the physicians in the medical groups that we manage, over which we have limited control.

      Our success depends in significant part upon the success of the two medical research groups that we manage: Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, and Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology. These medical groups are responsible for certain sales, marketing, technology development and distribution activities that are outside our direct control. In addition, the success of the medical groups depends in part on the credentials, protocols, and treatment success rates of the physicians in the medical groups. The reputations and capabilities of the physicians in these medical groups may change. If these medical groups do not use our technologies successfully, we may not be able to sell or license them to third parties.

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      Similarly, our business operations may be harmed if the medical groups that we manage terminate their agreements with us. Although the medical groups have only limited termination rights, we may not be able to maintain our existing management arrangements with these medical groups. If we do not maintain these arrangements, we may lose a significant portion of our operating revenues and our ability to develop our nuclear pharmaceutical technologies could be impaired.

We may not be able to protect our intellectual property rights, and even if we can they may not give us a significant competitive advantage.

      Our success depends in part upon our ability to obtain and maintain rights to our nuclear pharmaceuticals. We rely on our patents, trade secrets and trademarks to protect our proprietary rights. It is possible that competitors may infringe our patents or successfully avoid them through design innovation. The cost of litigation to uphold the validity of our patents and to prevent infringement could be substantial and the litigation may consume time and other resources. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Moreover, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop a competitor from using our technologies. There is also the risk that, even if the validity of our patents were upheld, a court would refuse to stop the other party on the ground that its activities do not infringe our patents. Policing unauthorized use of our intellectual property is difficult and expensive, and we may be unable to prevent misappropriation of our proprietary rights.

The medical groups performing clinical trials of our nuclear pharmaceutical technologies may take longer to complete the clinical trials than we expect, or they may not be able to complete the clinical trials at all.

      A number of factors may cause significant delays in the clinical trials being performed on our nuclear pharmaceutical technologies, including scheduling conflicts with participating clinicians and difficulties in identifying and enrolling patients who meet eligibility criteria. As a result, the medical groups performing the clinical trials may not complete the clinical trials of our nuclear pharmaceutical technologies as expected. We rely on the medical groups we manage to conduct, supervise and monitor all aspects of the clinical trials involving our nuclear pharmaceutical technologies. The medical groups we manage may fail to complete, or experience delays in, the clinical trials.

Our nuclear pharmaceuticals may cause unforeseen harmful side effects, which may lead to product liability claims.

      The medical groups we manage have not yet completed clinical testing of our colloidal P32/MAA technology and have not yet commenced clinical testing of our radioactive cisplatin technology. It is possible that our technologies may cause unforeseen harmful side effects. For example, bacterial contamination of the macro-aggregated albumin and colloidal P32 may result in bacterial infection-like reactions in patients, which could be severe and even fatal. These products may also cause allergic reactions of varying levels in susceptible individuals. Allergic reactions could be severe and even fatal. In the event the colloidal P32 breaks apart into small radioactive particles, it may go to areas within the body beyond the tumor where it was placed. This could cause a decrease in blood cell counts that could lead to infection, bleeding, hospitalization or even death. If our products have any harmful effects, product liability claims could be brought against us.

      We intend to obtain product liability coverage in the future. However, we may not be able to obtain product liability insurance coverage at an acceptable cost, or at all. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome and whether or not we are insured, product liability claims may result in decreased demand for our technologies, injury to our reputation and loss of revenues.


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

We may fail to obtain or maintain regulatory approval for our radioactive cisplatin and colloidal P-32/MAA technologies.

      Our radioactive cisplatin and colloidal P-32/macro-aggregated albumin technologies are subject to rigorous preclinical and clinical testing and approval by the U.S. Food and Drug Administration, comparable agencies in other countries, and state regulatory authorities. The clinical trial and regulatory approval processes for biopharmaceutical products, i.e., drugs that are either derived from biologic materials or that target tumors or other tissues, typically last several years and involve significant expenditures. Even after receipt of regulatory approval for a product or technique, we remain subject to periodic review from government regulatory bodies. Any safety concerns relating to our technologies may result in withdrawal of the technologies from the market or restrictions on their future use. If we are unable to obtain and maintain regulatory approval for our technologies we will not be able to sell them.

            The medical groups we manage have enrolled over 90 patients in three separate studies of colloidal P32/MAA. One study, a Phase II study involving pancreatic cancer that has not previously been treated using other methodologies, is nearing completion. We expect that a second Phase II study, involving pancreatic cancer that has previously been treated using other methodologies, will be completed in approximately two years. We expect that the third study, a Phase I study involving brain cancer, will be completed in approximately six months. We expect that Phase II studies in brain cancer, which will follow the Phase I study, will take an additional three to four years. The researchers in the medical groups we manage are continuing to accrue and treat patients in the Phase II study of pancreatic cancer that has not previously been treated with other methodologies and are analyzing the data gathered in the study. Once patient accrual and treatment and data analysis are complete, we intend to approach the FDA regarding the adequacy of this data to support approval of the product for this indication. We intend to approach the FDA regarding the adequacy of the data from the other Phase II studies once the studies and the analysis of the data gathered in the studies have been completed. It is possible that the FDA may require that a Phase III study be conducted for one or more of these indications. Because we do not know how much additional research will be required in order to support approval of this technology for each of these indications, we cannot be certain how long it will take or how much additional costs we will incur before we can market this technology for these indications.

      We will need data from a minimum of three clinical studies of our radioactive cisplatin technology in order to demonstrate to the FDA that this technology is safe and effective. We expect that the initial study will be a 15 patient Phase I safety study that will last up to two years. The medical groups we manage are presently preparing this Phase I study and we expect that it will commence in the fourth quarter of 2001. The timing of the commencement of this study will depend primarily on how quickly the medical groups can attract patients for the study. We expect that the medical groups we manage will need to conduct two Phase II studies, involving perhaps 60 patients each, to determine the proper dose, effectiveness, and safety of the product. We expect that the Phase II studies, which may last several years, will involve various solid tumor cancers. It is possible that a Phase III study may be necessary depending on the results of the Phase II studies. Because we do not know how much research will be required in order to support approval of this technology, we cannot be certain how long it will take or how much additional costs we will incur before we can market this technology for these indications.

      Whether or not we have obtained FDA approval for one of our technologies, we may have to obtain approval of the technology by comparable regulatory authorities in foreign countries before we can begin marketing the technology in those countries. In general each country has its own procedures and requirements, many of which are time consuming and expensive. There can be substantial delays in obtaining required approvals from foreign regulatory authorities after the relevant applications are filed.


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

The medical groups we manage may be liable for repayment of charges for colloidal P32/MAA administered in the clinical studies.

      In November 2000, the FDA asked Dr. Stanley Order to submit an Investigational New Drug Application for colloidal P32/MAA. The FDA asked Dr. Order, rather than ISI, to file the IND because Dr. Order was the principal researcher for the clinical studies. For that reason, and because the FDA's request was directed to Dr. Order, we asked Dr. Order to file the IND. Dr. Order, through the Center for Molecular Medicine, filed the IND in November 2000. On December 21, 2000, the FDA advised Dr. Order and the Center for Molecular Medicine that, because of the higher dosages and novel ways in which the drug was administered in the studies, the colloidal P32/MAA as administered in the studies was a new drug within the meaning of the FDA's regulations and asked Dr. Order and the Center for Molecular Medicine to submit a request for permission to charge for the drug. The FDA's regulations require persons conducting studies of new drugs that are the subject of an IND to obtain the FDA's permission before charging participants in the studies for the costs of the drug administered to them. Dr. Order and the Center for Molecular Medicine have submitted a request for permission to charge patients for the colloidal P32/MAA administered in the studies. Until such permission is obtained, however, the medical groups we manage are not charging patients for the colloidal P32/MAA administered to them. Prior to November 2000, the medical groups charged patients in the clinical studies an aggregate of approximately $300,000 for colloidal P32/MAA administered in the studies. If patients, or their insurance providers, who paid for the colloidal P32/MAA administered in the studies successfully claim that the medical groups were not entitled to charge for the colloidal P32/MAA administered to the patients, the medical groups could be liable to repay the amounts charged. If the medical groups are required to repay these charges the medical groups may have difficulty paying us the fees they owe us.

We may be required to incur significant costs to comply with environmental, health and safety regulations.

      Many of the research, development and clinical processes of our managed medical groups involve the controlled use of small amounts of hazardous and radioactive materials. As a result, the medical groups are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in our research and development activities and our manufacturing of clinical trial materials. Although we believe that the safety procedures followed by our medical groups for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, we may be required to incur significant costs to help our managed medical groups comply with environmental and health and safety regulations in the future. In addition, the risk of accidental contamination or injury from hazardous and radioactive materials cannot be completely eliminated. The potential liability for damages stemming from accidents involving these materials may exceed our insurance coverage or available resources or the insurance coverage or available resources of one or more of our managed medical groups.

If our proprietary technologies fail to achieve market acceptance our business operations will be harmed.

      Our success and competitive position depends upon market acceptance of our cancer treatment technologies. Side effects, especially unanticipated ones, or unfavorable publicity surrounding our cancer treatment technologies, may harm our ability to market our technologies. We may not be able to achieve product and service commercialization, and physicians, patients and third-party payers may not accept our technologies.

Our nuclear pharmaceutical technologies could become obsolete.

      We operate in an industry characterized by extensive research efforts, rapidly evolving technology and intense competition from numerous organizations, including pharmaceutical companies, biotechnology firms, academic institutions and others. New developments are expected to continue rapidly in both industry and


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

academia. Research and discoveries by others may render our cancer treatment technologies obsolete, uneconomical or otherwise unmarketable.

If health insurers and other third parties refuse to reimburse patients for the costs of our products, doctors may be unwilling to use the products, and we may be unable to sell them.

      Our ability to commercialize our nuclear pharmaceutical technologies successfully will depend in part on the extent to which reimbursement for their use will be available from government health administration authorities, private health insurers and other organizations. Significant uncertainty exists as to the reimbursement status of newly approved health care technologies. Doctors and patients may not want to use any technology we may market if they are not able to obtain reimbursement for their expenses.

We depend on a limited number of suppliers of the raw materials for our nuclear pharmaceuticals, and if we are unable to obtain the raw materials we will not be able to manufacture and sell our products.

      We currently depend on a limited number of qualified suppliers of the raw materials for our nuclear pharmaceuticals. We currently procure colloidal P-32/MAA exclusively from one supplier, Mallinckrodt, Inc. Similarly, our radioactive cisplatin is manufactured exclusively for us by one company, Iso-Tex Diagnostics, Inc. There are, in general, relatively few companies with the ability to manufacture these two nuclear pharmaceuticals. Although we are aware of other companies that could produce both products for us if needed, including MDS Nordion and Radiopharmacy, Inc., we would probably incur significant delay and additional costs if we switched suppliers.

We depend on the continued assistance of Dr. Stanley E. Order to develop our radioactive cisplatin technology.

      Because our radioactive cisplatin technology is still in an early stage of development, we depend in part on the efforts of Dr. Stanley E. Order, who invented the technology, to help develop it. We have $4,000,000 of key person life insurance covering Dr. Order. Through his medical group, Dr. Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, Dr. Order is conducting the clinical research needed to support the application for FDA approval of this technology. If Dr. Order were no longer available or able to assist us with the development of radioactive cisplatin, we might not be able to continue to develop this technology. If we could not continue to develop radioactive cisplatin it would not have a significant effect on our revenues from our medical group management operations. However, it would reduce significantly the revenues that we might earn in the future from our nuclear pharmaceutical technologies.

We could become subject to sanctions if we are found to be violating New York law prohibiting the corporate practice of medicine.

      New York State law provides that only natural persons may practice medicine in New York State. This law has been interpreted by the courts and administrative agencies of New York to prohibit corporations from arranging for medical treatment of patients. We believe that the administrative and support services we provide to the medical groups we manage do not constitute the corporate practice of medicine. However, if we were found to be in violation of this law we could be required to cease providing services to the managed medical groups and our agreements with the groups might have to be modified or terminated. If this were to occur we would no longer receive some or all of the fees the medical groups currently pay us. If we were to lose this income, we might not be able to obtain the clinical research necessary to support our applications for FDA approval of our nuclear pharmaceuticals.


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

We may be liable to pay a third party a substantial portion of any revenues we earn from marketing our colloidal P32/MAA technology.

      In May 2001, we were advised by Dr. Stanley E. Order that Associates in Radiation Oncology, P.A., had contacted him by letter dated April 30, 2001, and claimed that it was entitled to 50% of all royalties or fees obtained by Dr. Order from one of the patents he assigned to us relating to our colloidal P32/MAA technology. At present, we are not aware that any litigation has been commenced in this matter. We believe that Associates in Radiation Oncology's claim is without merit. However, if Associates in Radiation Oncology were to bring a successful claim against us, we could be required to pay Associates in Radiation Oncology significant royalties from any revenues we earn from marketing our colloidal P32/MAA technology, and if Associates in Radiation Oncology were to bring a successful claim against Dr. Order, it could impair the ability of Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, to pay us fees it owes us.

Trading in our common stock on the OTC Bulletin Board may be limited.

      Our common stock is traded on the OTC Bulletin Board. The OTC Bulletin Board is not an exchange and, because trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or Nasdaq, you may have difficulty selling your securities.

Our common stock is subject to penny stock regulation.

      Our common stock is subject to regulations of the Securities and Exchange Commission relating to the market for penny stocks. These regulations generally require that a disclosure schedule explaining the penny stock market and the risks associated with the penny stock market be delivered to purchasers of penny stocks and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. The regulations applicable to penny stocks may severely limit the market liquidity for our securities and could reduce your ability to sell your securities in the market.


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